EXHIBIT 12.1

UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended March 31,
	2014		2013
Earnings:
Income/(loss) from continuing operations	$(5,195)		$(1,162)
Add (from continuing operations):
Interest on indebtedness (1)	32,884		30,981
Portion of rents representative of the interest factor	564		521
Total earnings	$28,253		$30,340
Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (1)	$32,884		$30,981
Interest capitalized	5,308		8,371
Portion of rents representative of the interest factor	564		521
Fixed charges	$38,756		$39,873

Add:
Preferred stock dividends	$931		$931
Combined fixed charges and preferred stock dividends	$39,687		$40,804

Ratio of earnings to fixed charges	—	(2)	—	(2)
Ratio of earnings to combined fixed charges and preferred stock dividends	—	(3)	—	(3)

(1)Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.
(2) The ratio was less than 1:1 for the three months ended March 31, 2014 and 2013 as earnings were inadequate to cover fixed charges by deficiencies of approximately $10.5 million and $9.5 million, respectively.
(3) The ratio was less than 1:1 for the three months ended March 31, 2014 and 2013 as earnings were inadequate to cover combined fixed charges and preferred stock dividends by deficiencies of approximately $11.4 million and $10.5 million, respectively.